Exhibit 99.1

SGOCO GROUP, LTD. ANNOUNCES FINANCIAL RESULTS FOR THE NINE
MONTH PERIOD ENDED SEPTEMBER 30, 2012

BEIJING, CHINA, November 16, 2012 – SGOCO Group, Ltd. (Nasdaq: SGOC), (“SGOCO” or the “Company”), a company focused on product design and brand development in the Chinese flat panel display market, including computer monitors, TVs, and application specific products, today announced its unaudited operating results for the nine month period ended September 30, 2012 together with its unaudited operating results for the first two quarters.

Following the sale of its manufacturing assets in November 2011, SGOCO has been operating a “light-asset” business model with a concentration on building widely recognizable brands and developing innovative display products. The new business model outsources manufacturing and enhances the Company’s flexibility in responding to rapid changes in technologies and market conditions. Without the need to invest in heavy manufacturing assets, SGOCO has strengthened its balance sheet. As of September 30, 2012, the Company’s net book value per share was $4.30 with a cash position of $6.7 million.

Given the significant changes to SGOCO’s business model and balance sheet in the last year, the Company considers year-over-year comparisons of financial results less relevant.

For the nine month period ended September 30, 2012, SGOCO’s revenues were $103.3 million. During this period, 74% of sales were generated from the Company’s own-brand products and 26% of sales were derived from OEM customers. During the transition to a “light-asset” business model, the Company has been reducing its lower-margin trading and OEM businesses. Therefore, our revenues were negatively impacted by significant reductions in our OEM and trading businesses in addition to general display market and credit conditions in China. The Company is responding to the intense competition in the Chinese display market by developing new markets, sales channels, brands and products with enhanced features, and business related services.

Gross profit for the nine month period ended September 30, 2012 was $7.6 million, or 7.3% of total revenues. Gross margin for the latest quarter was negatively impacted by increased fees charged by Chinese authorities for recycling imported monitors and price drops in smaller size monitors. SGOCO’s long-term strategy is to continue to emphasize own-brand sales while boosting margins through the introduction of new personalized devices and multimedia systems and services to the Company’s product portfolio.

Selling, general and administrative expenses for the nine month period ended September 30, 2012 were $4.6 million, or 4.5% of total revenues. During the period, the Company incurred approximately $2.7 million in third-party expenses including one-time expenses of over $1.6 million in professional fees related to the Company’s Nasdaq trading halt as well as from a change in auditors.

Net income for the nine month period ended September 30, 2012 was $1.1 million, or 1.0% of revenues. Net income was negatively impacted by an approximately $0.7 million provision for interest accrued on a tax related to the sale of its manufacturing assets. Diluted EPS for the period was $0.06.

SGOCO reported strong liquidity ratios as of September 30, 2012. The Company’s current ratio was 6.97 and the debt-to-equity ratio was 0.17. These strong ratios will support SGOCO as it completes its business model transformation focused on developing new personalized products and multimedia systems combined with related business services.

Mr. Burnette Or, Chairman and Chief Executive Officer of SGOCO, commented “We remain encouraged by the progress of our business transition and remain positive about our long-term strategy and profitability. Our new “light-asset” business model provides us with greater flexibility to adapt to challenging market conditions. The Company continues to operate free of debt, build its brand portfolio, and develop new display products. Our R&D team is developing higher-margin products including smart phones, tablet PCs, e-boards, all-in-ones (AIOs) and application specific products (ASPs) which are expected to become commercial ready within the next 1-2 years. The Company is also working on services that can be matched with these new products to further enhance their attractiveness and profitability. We are also using our U.S. office to examine opportunities to re-establish sales in North America, the largest consumer market. We anticipate our fourth quarter results will be stronger than the third quarter’s.”

Conference Call:

SGOCO’s management will host a conference call at 8:30 am ET on Monday, November 19, 2012 to discuss these results as well as recent corporate developments. After opening remarks, there will be a question and answer period. Listeners may access the call by dialing 1-888-466-4462 or 1-719-325-2376. A webcast will also be available via http://public.viavid.com/index.php?id=102602 or http://viavid.com. A replay of the call will be available through November 30, 2012 by dialing 1-877-870-5176 or 1-858-384-5517 access code: 8448779.

2011 Annual Report:

SGOCO’s 2011 annual report has been filed with the U.S. Securities and Exchange Commission and is available online at the Company’s website (www.sgocogroup.com). Shareholders may request a printed copy of the 2011 annual report free of charge by contacting ir@sgoco.com or faxing +86-10-8587-0252.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is a technology company focused on product design and brand development in the Chinese flat panel display market, including computer monitors, TVs, and application specific products. The Company sells its products and services in the Chinese market and around the world.

For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com. Product information can be found at http://www.sgoco.com.

Safe Harbor and Informational Statement

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy, the transitioning of its product focus, and the reasonableness of the increases in notes payable, and restricted cash. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our success in expanding our “SGOCO Image” program; our ability to maintain effective internal control over financial reporting; our success in manufacturing and distributing products under brands licensed from others; management of rapid growth; changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China; the fluctuations in sales of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events and other events and factors described in the “Key Information – Risk Factors" section in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 30, 2012. The Company assumes no obligation to update any of the information contained or referenced in this press release.

For investor and media inquiries, please contact:

SGOCO Group, Ltd. (China)	ICR, LLC
Bill Krolicki, VP of Finance	William Zima
Tel: +86-10-8587-0170 ext. 826	Phone: +86-10-6583-7511
Email: ir@sgoco.com
SGOCO Group Investor Relations Department
US: +1-646-328-2533

(Financial Tables on Following Pages)

SGOCO GROUP LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2012

	September 30,	December 31,
	2012	2011
	(USD)	(USD)
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$6,747,787	$534,501
Restricted cash	253,335	-
Accounts receivable, trade	25,090,529	19,680,682
Other receivables and prepayments	960,484	756,763
Consideration receivable from Sale of Honesty Group	-	57,477,790
Notes receivable	3,664,554	-
Inventories	6,693,437	1,864,011
Advances to Honesty Group	26,429,418	-
Advances to suppliers	17,453,325	4,609,506
Other current assets	128,303	60,548
Total current assets	87,421,172	84,983,801

PLANT AND EQUIPMENT, NET	272,017	217,586

Total assets	$87,693,189	$85,201,387

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$3,851,944	$4,608,600
Accrued liabilities	209,948	353,147
Notes payable	253,335	-
Short-term loan - shareholder	208,958	208,958
Other payables	456,569	343,883
Customer deposits	553,451	153,436
Taxes payable	7,005,750	5,552,293
Total current liabilities	12,539,955	11,220,317

OTHER LIABILITIES
Warrant derivative liability	17,740	92,966
Total other liabilities	17,740	92,966

Total liabilities	12,557,695	11,313,283

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of September 30, 2012 and
December 31, 2011, respectively	-	-
Ordinary shares, $0.001 par value, 50,000,000 shares authorized,
17,465,356 and 17,258,356 issued and outstanding as of
September 30, 2012 and December 31, 2011, respectively	17,465	17,258
Additional paid-in-capital	24,828,448	24,555,415
Statutory reserves	54,031	54,031
Retained earnings	50,237,046	49,177,643
Accumulated other comprehensive income	(1,496)	83,757
Total shareholders' equity	75,135,494	73,888,104

Total liabilities and shareholders' equity	$87,693,189	$85,201,387

SGOCO GROUP LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(USD)	(USD)	(USD)	(USD)
REVENUES:
Revenues	$26,047,267	$71,565,279	$103,271,709	$244,121,724
Total revenues	26,047,267	71,565,279	103,271,709	244,121,724

COST OF GOODS SOLD:
Cost of goods sold	25,105,616	63,677,293	95,691,861	218,188,315
Total cost of goods sold	25,105,616	63,677,293	95,691,861	218,188,315

GROSS PROFIT	941,651	7,887,986	7,579,848	25,933,409

OPERATING EXPENSES:
Selling expenses	212,290	647,930	459,509	1,134,426
General and administrative expenses	1,481,641	1,115,858	4,166,058	4,027,265
Total operating expenses	1,693,931	1,763,788	4,625,567	5,161,691

(LOSS) INCOME FROM OPERATIONS	(752,280)	6,124,198	2,954,281	20,771,718

OTHER INCOME (EXPENSES):
Interest income	1,338	170,397	2,961	231,202
Interest expense	(12,519)	(564,121)	(51,480)	(1,497,171)
Other income (expenses), net	(23,129)	(550,810)	(35,109)	(134,857)
Change in fair value of warrant derivative liability	27,249	741,641	75,226	873,986
Total other income (expenses), net	(7,061)	(202,893)	(8,402)	(526,840)

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(759,341)	5,921,305	2,945,879	20,244,878

PROVISION FOR INCOME TAXES	331,089	683,743	1,886,476	2,726,468

NET (LOSS) INCOME	(1,090,430)	5,237,562	1,059,403	17,518,410

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(2,676)	697,619	(85,253)	2,082,582
COMPREHENSIVE (LOSS) INCOME	$(1,093,106)	$5,935,181	$974,150	$19,600,992

(LOSS) EARNINGS PER SHARE:
Basic	$(0.06)	$0.33	$0.06	$1.09
Diluted	$(0.06)	$0.33	$0.06	$1.09

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	17,059,860	16,032,343	17,059,860	16,077,451
Diluted	17,059,860	16,032,343	17,059,860	16,114,299

SGOCO GROUP LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended
	September 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,059,403	$17,518,410
Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	48,927	1,410,897
Bad debt provision	-	77,017
Change in fair value of warrant derivative liability	(75,226)	(873,986)
Share-based compensation expenses	273,240	-
Change in operating assets and liabilities
Accounts receivable, trade	(5,555,976)	(491,185)
Accounts receivable - related parties	-	49,559
Other receivables	(209,323)	(343,138)
Other receivables	(3,679,233)	-
Other receivables	34,131,709	3,057,666
Advances to Honsty Group	(26,535,286)	-
Advances to suppliers	(12,924,417)	(93,534,354)
Other current assets	(68,230)	(332,828)
Change in operating liabilities
Accounts payables, trade	(730,542)	6,500,296
Accrued liabilities	(141,539)	74,626
Notes payable	254,350	41,567,751
Other payables	116,920	468,299
Customer deposits	402,588	6,473,017
Taxes payable	1,494,391	452,181
Net cash used in operating activities	(12,138,244)	(17,925,772)

CASH FLOWS FROM INVESTING ACTIVITIES:
Settlement of consideration received from disposal of subsidiaries	18,733,669	-
Purchase of equipment and construction-in-progress	(105,131)	(1,371,515)
Purchase of intangible assets	-	(1,566)
Net cash provided by (used in) investing activities	18,628,538	(1,373,081)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(254,349)	(22,293,466)
Bank overdraft	-	27,611
Proceeds from short-term loan	-	89,906,005
Payments on short-term loan	-	(66,550,397)
Proceeds from shareholder loan	-	(2,545,439)
Payments on repurchase of put option	-	(2,000,000)
Payments on repurchase of warrants	-	(512,158)
Shares issued for exercise of over-allotment related to secondary offering	-	373,242
Net cash used in financing activities	(254,349)	(3,594,602)

EFFECT OF EXCHANGE RATE ON CASH	(22,659)	3,046,527

INCREASE(DECREASE) IN CASH	6,213,286	(19,846,928)

CASH, beginning of period	534,501	23,493,805

CASH, end of period	$6,747,787	$3,646,877

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$51,480	$564,121
Cash paid for income taxes	$431,594	$934,554

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Settlement of consideration receivable – received in finished goods	$38,992,268	$-

SGOCO GROUP LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2012

	June 30,	December 31,
	2012	2011
	(USD)	(USD)
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$713,944	$534,501
Restricted cash	318,788	-
Accounts receivable, trade	38,493,508	19,680,682
Other receivables and prepayments	815,990	756,763
Consideration receivable from Sale of Honesty Group	-	57,477,790
Notes receivable	94,863	-
Inventories	1,707,445	1,864,011
Advances to Honesty Group	21,896,826	-
Advances to suppliers	26,647,857	4,609,506
Other current assets	181,233	60,548
Total current assets	90,870,454	84,983,801

PLANT AND EQUIPMENT, NET	254,057	217,586

Total assets	$91,124,511	$85,201,387

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$4,470,910	$4,608,600
Accrued liabilities	434,573	353,147
Notes payable	318,788	-
Short-term loan - shareholder	208,958	208,958
Other payables	1,018,926	343,883
Customer deposits	1,586,038	153,436
Taxes payable	6,812,729	5,552,293
Total current liabilities	14,850,922	11,220,317

OTHER LIABILITIES
Warrant derivative liability	44,989	92,966
Total other liabilities	44,989	92,966

Total liabilities	14,895,911	11,313,283

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2012 and
December 31, 2011, respectively	-	-
Ordinary shares, $0.001 par value, 50,000,000 shares authorized,
17,465,356 and 17,258,356 issued and outstanding as of
June 30, 2012 and December 31, 2011, respectively	17,465	17,258
Additional paid-in-capital	24,828,448	24,555,415
Statutory reserves	54,031	54,031
Retained earnings	51,327,476	49,177,643
Accumulated other comprehensive income	1,180	83,757
Total shareholders' equity	76,228,600	73,888,104

Total liabilities and shareholders' equity	$91,124,511	$85,201,387

SGOCO GROUP LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR JUNE 30, 2012 AND 2011 (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(USD)	(USD)	(USD)	(USD)
REVENUES:
Revenues	$42,702,117	$85,580,821	$77,224,442	$172,556,445
Total revenues	42,702,117	85,580,821	77,224,442	172,556,445

COST OF GOODS SOLD:
Cost of goods sold	38,745,777	74,834,917	70,586,245	154,511,022
Total cost of goods sold	38,745,777	74,834,917	70,586,245	154,511,022

GROSS PROFIT	3,956,340	10,745,904	6,638,197	18,045,423

OPERATING EXPENSES:
Selling expenses	129,817	270,124	247,219	486,496
General and administrative expenses	1,772,241	1,548,481	2,684,417	2,911,407
Total operating expenses	1,902,058	1,818,605	2,931,636	3,397,903

INCOME FROM OPERATIONS	2,054,282	8,927,299	3,706,561	14,647,520

OTHER INCOME (EXPENSES):
Interest income	1,214	45,966	1,623	60,805
Interest expense	(24,406)	(536,898)	(38,961)	(933,050)
Other income (expenses), net	2,418	651,902	(11,980)	415,955
Change in fair value of warrant derivative liability	47,371	(596,040)	47,977	132,345
Total other income (expenses), net	26,597	(435,070)	(1,341)	(323,945)

INCOME BEFORE PROVISION FOR INCOME TAXES	2,080,879	8,492,229	3,705,220	14,323,575

PROVISION FOR INCOME TAXES	849,539	1,348,785	1,555,387	2,042,725

NET INCOME	1,231,340	7,143,444	2,149,833	12,280,850

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(10,694)	1,044,966	(82,577)	1,384,963
COMPREHENSIVE INCOME	$1,220,646	$8,188,410	$2,067,256	$13,665,813

EARNINGS PER SHARE:
Basic	$0.07	$0.45	$0.12	$0.76
Diluted	$0.07	$0.45	$0.12	$0.76

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	17,059,860	16,032,343	17,059,860	16,100,378
Diluted	17,059,860	16,032,343	17,059,860	16,216,126

SGOCO GROUP LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2012

	March 31,	December 31,
	2012	2011
	(USD)	(USD)
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$6,782,742	$534,501
Restricted cash	65,122	-
Accounts receivable, trade	29,211,944	19,680,682
Other receivables and prepayments	365,713	756,763
Consideration receivable from Sale of Honesty Group	33,873,594	57,477,790
Inventories	4,396,592	1,864,011
Advances to Honesty Group	5,017,489	-
Advances to suppliers	7,913,646	4,609,506
Other current assets	18,164	60,548
Total current assets	87,645,006	84,983,801

PLANT AND EQUIPMENT, NET	270,314	217,586

Total assets	$87,915,320	$85,201,387

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$4,889,942	$4,608,600
Accrued liabilities	335,129	353,147
Notes payable	65,122	-
Short-term loan - shareholder	208,958	208,958
Other payables	1,133,006	343,883
Customer deposits	113,498	153,436
Taxes payable	6,069,351	5,552,293
Total current liabilities	12,815,006	11,220,317

OTHER LIABILITIES
Warrant derivative liability	92,360	92,966
Total other liabilities	92,360	92,966

Total liabilities	12,907,366	11,313,283

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of March 31, 2012 and
December 31, 2011, respectively	-	-
Ordinary shares, $0.001 par value, 50,000,000 shares authorized,
17,465,356 and 17,258,356 issued and outstanding as of
March 31, 2012 and December 31, 2011, respectively	17,465	17,258
Additional paid-in-capital	24,828,448	24,555,415
Statutory reserves	54,031	54,031
Retained earnings	50,096,136	49,177,643
Accumulated other comprehensive income	11,874	83,757
Total shareholders' equity	75,007,954	73,888,104

Total liabilities and shareholders' equity	$87,915,320	$85,201,387

SGOCO GROUP LTD. AND SUBSIDIARIES
CONDENSDED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR MARCH 31, 2012 AND 2011 (UNAUDITED)

	Three Months Ended
	March 31,
	2012	2011
	(USD)	(USD)
REVENUES:
Revenues	$34,522,325	$86,975,624
Total revenues	34,522,325	86,975,624

COST OF GOODS SOLD:
Cost of goods sold	31,840,468	79,676,105
Total cost of goods sold	31,840,468	79,676,105

GROSS PROFIT	2,681,857	7,299,519

OPERATING EXPENSES:
Selling expenses	117,402	216,372
General and administrative expenses	912,176	1,362,926
Total operating expenses	1,029,578	1,579,298

INCOME FROM OPERATIONS	1,652,279	5,720,221

OTHER INCOME (EXPENSES):
Interest income	409	14,840
Interest expense	(14,555)	(396,151)
Other income (expenses), net	(14,398)	(235,949)
Change in fair value of warrant derivative liability	606	728,384
Total other income (expenses), net	(27,938)	111,124

INCOME BEFORE PROVISION FOR INCOME TAXES	1,624,341	5,831,345

PROVISION FOR INCOME TAXES	705,848	693,939

NET INCOME	918,493	5,137,406

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(71,883)	339,998
COMPREHENSIVE INCOME	$846,610	$5,477,404

EARNINGS PER SHARE:
Basic	$0.05	$0.32
Diluted	$0.05	$0.32

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	17,053,036	16,169,170
Diluted	17,053,036	16,280,942

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